Exhibit 99.1

510 Burrard St, 3rd Floor
Date: July 13, 2018	Vancouver BC, V6C 3B9
www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: SILVERCORP METALS INC.

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General Meeting
Record Date for Notice of Meeting :	August 08, 2018
Record Date for Voting (if applicable) :	August 08, 2018
Beneficial Ownership Determination Date :	August 08, 2018
Meeting Date :	September 28, 2018
Meeting Location (if available) :	Vancouver, BC
Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	No

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	Yes
Beneficial Holders Stratification Criteria:	Not Applicable
NAA for Registered Holders	Yes
Registered Holders Stratification Criteria:	Not Applicable

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON	82835P103	CA82835P1036

Sincerely,

Computershare
Agent for SILVERCORP METALS INC.